

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Michael Sieffert
Chief Financial Officer
GreenPower Motor Company Inc.
#204-209 Carrall Street
Vancouver, British Columbia V6B 2J2, Canada

      Re: GreenPower Motor Company Inc.
           Form 20-F for the Year Ended March 31, 2020
           Filed July 21, 2020
           File No. 333-236252

Dear Mr. Sieffert:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing